As filed with the United States Securities and Exchange Commission July 10, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

McMoRan Exploration Co.

(Name of Subject Company – Issuer)

McMoRan Exploration Co.

(Name of Filing Person – Issuer)

5¼% Convertible Senior Notes due 2013

4% Convertible Senior Notes due 2017

(Title of Class of Securities)

582411 AM6

(Relating to the 5¼% Convertible Senior Notes due 2013)

582411 AK0 and 582411 AJ3

(Relating to the 4% Convertible Senior Notes due 2017)

(CUSIP Number of Class of Securities)

Douglas N. Currault II

Assistant General Counsel and Assistant Secretary

McMoRan Exploration Co.

1615 Poydras Street

New Orleans, LA 70112

Telephone: (504) 582-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Monique A. Cenac, Esq.

Jones Walker LLP

333 N. Central Avenue

Phoenix, Arizona 85004

Telephone: (602) 366-7889

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$267,832,000	$36,533***

*	The transaction valuation is estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction valuation estimate assumes the tender of $67,832,000 aggregate principal amount of our outstanding 5¼% Convertible Senior Notes due 2013 and $200,000,000 aggregate principal amount of our outstanding 4% Convertible Senior Notes due 2017.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the transaction valuation by $136.40 for each $1,000,000 of the value of the transaction.
***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by McMoRan Exploration Co., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 4, 2013 and amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 12, 2013 (as amended and supplemented, the “Schedule TO”), in connection with the Company’s offer to repurchase for cash any and all of the Company’s 4% Convertible Senior Notes due 2014 (the “4% Notes”) and 5 ¼% Convertible Senior Notes due 2013 (the “5 ¼% Notes”, and together with the 4% Notes, the “Notes”) at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date, on the terms and subject to the conditions set forth in the Notice of Change in Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

•	The final paragraph on the cover page of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“No person has been authorized to give any information or to make any representations other than those contained in the Repurchase Right Materials and, if given or made, such information or representations must not be relied upon as having been authorized. The Repurchase Right Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in any state in which such offer or solicitation is unlawful pursuant to the laws of such state after a good faith effort by us to comply with such state laws. ~~The delivery of the Repurchase Right Materials shall not under any circumstances create any implication that the information contained in the Repurchase Right Materials is current as of any time subsequent to the date of such information.~~ The information contained in the Repurchase Right Materials is as of the date contained therein and is subject to change. If either of the offers to purchase is amended in a manner determined by us to constitute a material change, we will promptly disclose this amendment by means of a public announcement or a supplement to this Offer to Purchase that will be distributed to the holders of the Notes and, if required by law, such offer to purchase will be extended.”

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ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)*	Notice of Change of Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013.

(a)(2)	Joint press release of Freeport-McMoRan Copper & Gold Inc. and the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(b)(1)	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(b)(2)	Revolving Credit Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia, JPMorgan Chase Bank, N.A., as administrative agent and the swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, Citibank, N.A., HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders and issuing banks party thereto (incorporated by reference to Exhibit 10.2 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(d)(1)	Indenture, dated as of March 7, 2013, between Freeport-McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed March 7, 2013).

(d)(2)	Form of 2.375% Senior Notes due 2018 (included in Exhibit (d)(1)).

(d)(3)	Form of 3.100% Senior Notes due 2020 (included in Exhibit (d)(1)).

(d)(4)	Form of 3.875% Senior Notes due 2023 (included in Exhibit (d)(1)).

(d)(5)	Form of 5.450% Senior Notes due 2043 (included in Exhibit (d)(1)).

(d)(6)	Indenture dated as of December 30, 2010, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed January 4, 2011).

(d)(7)	First Supplemental Indenture dated as of June 3, 2013, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(8)	Indenture dated as of September 13, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 13, 2013).

(d)(9)	First Supplemental Indenture dated as of June 3, 2013, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(10)	Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company on May 3, 2013 (the “Proxy Statement”)).

(d)(11)	Supplemental Disclosure to the Proxy Statement (incorporated by reference to the Company’s Current Report on Form 8-K filed May 7, 2013).

(g)	None.

(h)	None.

*	Previously filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

McMoRan Exploration Co.

By:	/s/ Nancy D. Parmelee
Nancy D. Parmelee Senior Vice President and Chief Financial Officer (Principal Financial Officer)

Dated: July 10, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Notice of Change of Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013.

(a)(2)	Joint press release of Freeport-McMoRan Copper & Gold Inc. and the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(b)(1)	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(b)(2)	Revolving Credit Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia, JPMorgan Chase Bank, N.A., as administrative agent and the swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, Citibank, N.A., HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders and issuing banks party thereto (incorporated by reference to Exhibit 10.2 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(d)(1)	Indenture, dated as of March 7, 2013, between Freeport-McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed March 7, 2013).

(d)(2)	Form of 2.375% Senior Notes due 2018 (included in Exhibit (d)(1)).

(d)(3)	Form of 3.100% Senior Notes due 2020 (included in Exhibit (d)(1)).

(d)(4)	Form of 3.875% Senior Notes due 2023 (included in Exhibit (d)(1)).

(d)(5)	Form of 5.450% Senior Notes due 2043 (included in Exhibit (d)(1)).

(d)(6)	Indenture dated as of December 30, 2010, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed January 4, 2011).

(d)(7)	First Supplemental Indenture dated as of June 3, 2013, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(8)	Indenture dated as of September 13, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 13, 2013).

(d)(9)	First Supplemental Indenture dated as of June 3, 2013, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(10)	Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company on May 3, 2013 (the “Proxy Statement”)).

(d)(11)	Supplemental Disclosure to the Proxy Statement (incorporated by reference to the Company’s Current Report on Form 8-K filed May 7, 2013).

(g)	None.

(h)	None.

*	Previously filed.

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